

July 23, 2013

Via E-mail
John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
450 Gears Road, Suite 500
Houston, Texas 77067

> **Re: Patterson-UTI Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 13, 2013**
> **File No. 000-22664**

Dear Mr. Vollmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

1.   We note your statement on page 25 that "In 2012, however, margins from the pressure pumping segment were lower than in 2011." Please enhance your discussion to provide clarity on how you define "margins." With regard to margins, we note your earnings calls generally include a discussion of drilling and pressure pumping margins. Please tell us whether you view margins as a key performance indicator of your business and how you have considered providing analysis of your margin results in your periodic filings.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Polices, page F-8

Oil and natural gas properties, F-9

2.   We note your accounting policy statement that "capitalized costs of both developmental and successful exploratory type wells, consisting of lease and well equipment, lease acquisition costs and intangible development costs, are depreciated, depleted and amortized on the units-of-production method, based on engineering estimates of proved oil and natural gas reserves for each respective field.." However, it appears that the types of costs you describe, except for lease acquisition costs, are required to be amortized on the basis of the total estimated units of proved developed reserves. Please confirm, if true, that your policies comply with FASB ASC 932-360-35-6 and 7 and modify your disclosure accordingly, or otherwise advise.

Note 4. Property and Equipment, page F-13

3.   We note you evaluated the recoverability of your contract drilling segment as a whole exclusive of rigs tested separately for marketability and your pressure pumping segment as a whole exclusive of equipment reviewed separately for retirement and determined that no triggering event occurred during the periods presented. Nonetheless, a separate analysis performed based on the marketability of your fleet of drilling rigs and pressure pumping equipment resulted in impairment charges of $12.5 million in 2012, $15.7 million in 2011 and $4.2 million in 2010. Given your statement that long-lived assets are evaluated for impairment at the lowest level for which identifiable cash flows can be separated from other long-lived assets, please clarify for us why you appear to perform two separate recoverability tests.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant